Capital World Growth and Income Fund

333 South Hope Street

Los Angeles, California 90071-1447

Phone (213) 486 9200

Fax (213) 486 9455

E-mail: vpc@capgroup.com

Vincent P. Corti

Secretary

January 30, 2013

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Capital World Growth and Income Fund (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant's Post-Effective Amendment to its Registration Statement on Form N-1A (1933 Act No. 033-54444), filed on January 28, 2013, hereinafter referred to as the "Post-Effective Amendment."

The Post-Effective Amendment is being withdrawn because the EDGAR Submission Header had the incorrect date of effectiveness of January 28, 2013. No securities were sold in connection with this withdrawn Post-Effective Amendment. We have filed another Post-Effective Amendment to update the EDGAR Submission Header with the correct effectiveness date of February 1, 2013.

Additional details of the Post-Effective Amendment are:

· Registrant and CIK: Capital World Growth and Income Fund, CIK 0000894005;

· Accession number: 0000925950-13-000012;

· Filing type: 485BPOS;

· 1933 Act number: 033-54444; and

· Transmission date: January 28, 2013

Thank you for your assistance. If you should have any questions regarding this request for withdrawal, please do not hesitate to contact Katherine Newhall at (213) 615-0108, or me at (213) 486-9422.

Sincerely,

/s/ Vincent P. Corti

Vincent P. Corti

Secretary